SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Letter to the Buenos Aires Stock Exchange regarding Payment of Dividends.

Mayo 28, 2010

Buenos Aires Stock Exchange

Buenos Aires

Dear Sirs:

Ref. MATERIAL INFORMATION – Ordinary and Special Shareholders’ Meeting of April 30, 2010 - Payment of Dividends

It is a pleasure to inform you that the Argentine Central Bank (Banco Central de la República Argentina) has authorized the Board of Directors of BBVA Banco Francés S.A. to proceed with the distribution of Arg. Pesos $ 480 Million in cash dividends to its shareholders.

This amount will be distributed once the availability of the dividend mentioned will be released.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, C1003ABB Buenos Aires, Argentina    Casilla de Correo 3196 Correo Central    1000 Buenos Aires, Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: June 1, 2010	By:	/s/ Martín E. Zarich
		Name:	Martín E. Zarich
		Title:	Chief Financial Officer